August 12, 2025

VIA EDGAR

Attn: David Lin

Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3561

Re:   Circle Internet Group, Inc.

Acceleration Request for Circle Internet Group, Inc.

Registration Statement on Form S-1

File No. 333-289531

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-289531) (as amended, the “Registration Statement”), of Circle Internet Group, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, (the “Act”) we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on August 14, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark Gracia
Name:	Mark Gracia
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director

[Signature Page to Acceleration Request]